SKB Securities, LLC

Form X-17A-5 Part IIA
of the Focus Report of the Securities and Exchange Commission
Year Ended December 31, 2018
(With Independent Auditors' Report)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKB Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 S.W. Columbia Street, Suite 700

(No. and Street)

Portland   Oregon   97201

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Schreck (503) 552-3579

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen Mesher & Company

(Name – if individual, state last, first, middle name)

888 Fifth Avenue, suite 800	Portland	Oregon	97201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Schreck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SKB Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Finanial Officer
Title

OFFICIAL STAMP
SHARON LOOFBURROW
NOTARY PUBLIC - OREGON
COMMISSION NO. 969621
MY COMMISSION EXPIRES DECEMBER 17, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

888 SW 5TH AVENUE, SUITE 800, PORTLAND, OR 97204
tel 503-221-0141 | fax 503-227-7924 | GMCO COM

GeffenMesher



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
SKB Securities, LLC
Portland, Oregon

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of SKB Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of SKB Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SKB Securities, LLC's management. Our responsibility is to express an opinion on SKB Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SKB Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules of computation of net capital under Rule 15c3-1 and exemption from reserve requirements under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of SKB Securities, LLC's financial statements. The supplemental information is the responsibility of SKB Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules of computation of net capital under Rule 15c3-1 and exemption from reserve requirements under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Geffen Mesher + Company P.C.

We have served as SKB Securities, LLC's auditor since 2004.
February 27, 2019
Portland, Oregon

 An independent member firm of DFK International

December 31, 2018

ASSETS

Cash	$	170,980
Prepaid expenses		25,966
	$	196,946

LIABILITIES AND MEMBER'S EQUITY

Accrued liabilities	$	24,611
Due to related party		14,478
		39,089
Member's equity		157,857
	$	196,946

Year Ended December 31, 2018

Revenue:

Placement fees & contingent placement fees	$	381,737

Expenses

Commissions	182,254
Filing Fees	11,819
Escrow Bank Fees	6,028
Regulatory fees	20,533
Professional fees	17,084
Administrative services	106,476
Insurance	112,052
Rent	10,048
Equipment expense	14,178
Telephone	2,136
Office expense	247
Taxes and licenses	1,733
	484,588

Net loss	($	102,851)

SKB SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

		Member's equity
Balance, January 1, 2018	$	76,826
Net loss		(102,851)
Member contributions		183,882
Balance, December 31, 2018	$	157,857

SKB SECURITIES, LLC
STATEMENT OF CHANGES IN CASH FLOWS

Year Ended December 31, 2018

Cash flows from operating activities		
Net loss	($	102,851)
Change in operating assets and liabilities		
Prepaid expenses		2,083
Accounts payable	(	235)
Accrued liabilities		1,196
Due to related party		14,478
Net cash used in operating activities	(	85,329)
Cash flows from financing activities		
Member contributions		183,882
Net change in cash		98,553
Cash at beginning of year		72,427
Cash at end of year	$	170,980

YEAR ENDED DECEMBER 31, 2018

1.   Line of business and summary of significant accounting policies

Line of business
SKB Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is located in Portland, Oregon and provides real estate investment banking services to customers throughout the United States.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates based on assumptions about current and, for some estimates, future economic and market conditions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company's estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future conditions could be different than anticipated in those estimates, which could materially affect the Company's results of operations and financial position.

Revenue recognition
Effective January 1, 2019, the Company adopted Accounting Standards Update (ASU) 2014-09, "Revenue from Contracts with customers (Topic 606)", as amended, and has elected to use the modified retrospective method of transition. The Company has analyzed the provision of Topic 606, and has concluded that no changes are necessary to conform with the new standard. The Company's revenue streams contain a single delivery element and revenue is recognized at a single point in time.

Placement fee & contingent placement fee revenue are fees earned for the private placement of debt and equity securities and related back-end commissions earned on those placements and are recorded based upon the terms of the agreement for each transaction. Placement fees are generally earned at a rate of 3% of equity raised from outside investors and are recognized by and paid to the Company upon the closing of an investment project and corresponding purchase of a real estate asset. Contingent placement fee revenue is earned at varying rates and is recognized by and paid to the Company upon the closing of a sale of a real estate asset. The Company believes that the performance obligation is satisfied at closing because that is when the real estate asset is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the purchaser.

During the year ended December 31, 2018, the Company recognized placement fee revenue of $322,421 and contingent placement fee revenue of $59,316.

Concentration of credit risk
The Company has cash in bank deposit accounts which may exceed depository insurance limits from time-to-time. The Company has not experienced any losses in such accounts. The Company's cash balance did not exceed insurance limits in 2018.

Income taxes
The Company is a single member LLC and as such, it does not file a separate tax return; rather, its income and expenses are included in the tax returns of its member. The Company records income taxes following the separate return allocation method. This method allocates income taxes for the Company as if it were a separate taxpayer from its member. With the exception of local income taxes, the Company is not subject to

YEAR ENDED DECEMBER 31, 2018

Income taxes (continued)

Income taxes. Management evaluates tax positions taken by the Company and recognizes a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities

Subsequent events

The Company has evaluated subsequent events through February 27, 2019 which is the date these financial statements were available to be issued. Events, if any, are disclosed within the notes to these financial statements.

2.   Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $131,890, which was $126,890 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .3 to 1.

3.   Related party transactions

The Company is a single member LLC, wholly-owned by SkanlanKemperBard Companies ("SKB"). SKB is engaged in real estate merchant banking, development and investment. During 2018, the Company earned 100% of its placement fees in deals in which SKB was the operating manager.

Under a facilities-sharing agreement, SKB provides the Company with administrative services, computer equipment and software, facilities, equipment and supplies. In consideration of the services and resources, the Company either pays SKB a monthly payment or accepts a capital contribution based upon mutually agreed pro rata amounts as described in the facilities sharing agreement. SKB charged the Company approximately $ 249,000 in 2018 which $184,000 was treated as capital contributions to the Company.

4.   Going concern and related party support

The Company has experienced operating losses and negative cash flows from operations for three consecutive years. The major part of the Company's working capital requirements is provided by SKB. SKB is reliant upon the Company's function as a broker dealer in order to continue with its primary operations. SKB has committed to fund the Company's net capital needs, should it be required. Having considered this and made due inquiries, the Company's management has determined SKB possesses the financial capabilities to fulfill its commitment and continues using the going concern basis in preparing the financial statements which assumes the Company will continue in operation for the foreseeable future.

SKB SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

Net capital		
Total member's equity	$	157,857
Less nonallowable asset		
Prepaid expenses		25,966
Net capital	$	131,890
Aggregate indebtedness	$	39,089
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Excess net capital	$	126,890
Ratio of aggregate indebtedness to net capital		0.3 to 1

SKB Securities, LLC
Exemption from Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

11

Year Ended December 31, 2018

Exemptive provisions

The Company is claiming an exemption from Rule 15c3-3 under subsection (k)(2)(i) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between broker or dealer and its customers through one or more bank escrow accounts where funds are designated as a special account for the exclusive benefit of the issuer of the securities being sold by the Company.

888 SW 5TH AVENUE, SUITE 800, PORTLAND, OR 97204
tel 503-221-0141 I fax 503-227-7924 I GMCO.COM

GeffenMesher

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
SKB Securities, LLC
Portland, Oregon

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) SKB Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which SKB Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision (2)(i) "Customer protection-Reserves and Custody of Securities" and (2) SKB Securities, LLC stated that SKB Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SKB Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SKB Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination. The objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Geffen Mesher & Company P.C.

February 27, 2019
Portland, Oregon

 An independent member firm of DFK International

SKB SECURITIES
MEMBER FINRA
A SUBSIDIARY OF SCANLANKEMPERBARD COMPANIES

Securities Exchange Commission
100 F Street, NE
Washington, DC 20549

  RE; Exemption Report for SEC Rule 15c3-3

To the SEC:

  In accordance with SEC Rule 15c3-3, SKB Securities, LLC. ("SKB") hereby is claiming an exemption from Rule 15c3-3 under subsection (k)(2)(i), based on the following representations:

- SKB Securities carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank escrow accounts where funds are designated as a special account for the exclusive benefit of the issuer of the securities being sold by SKB Securities.

- SKB Securities has met the identified exemption provisions throughout the most recent fiscal year without exception.

We assume that this adequately addresses the requirements for the exemption under Rule 15c3-3; however, should you have any questions, please contact me at (503) 552-3579 or by e-mail at gschreck@skbcos.com.

      Sincerely,

      SKB SECURITIES, LLC

      George C. Schreck
      Chief Financial Officer